OMB Number 3235-0287
                           Expires: September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/ / Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See
                                Instruction 1(b).

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

          Bramson,                      Edward                          J.
         (Last)                        (First)                      (Middle)

590 Madison Avenue, 21st Floor
                                      (Street)

New York,                                 NY                          10022
         (City)                        (State)                        (Zip)



2.       Issuer Name and Ticker or Trading Symbol

          Ampex Corporation (AXC)


3.       IRS or Social Security Number of Reporting Person
         (Voluntary)



4.       Statement for
         (Month/Year)

          2/98


5.       If Amendment, Date of Original
         (Month/Year)



6.       Relationship of Reporting Person(s) to Issuer
                           (Check all applicable)

         /x/    Director                            /x/ 10% Owner
         /x/    Officer (give title below)          / / Other (specify below)
                Chairman and CEO

7.       Individual or Joint/Group filing (Check Applicable Line)

         /x/ Form filed by One Reporting Person
         / / Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



1.  Title of   2.  Trans-       3.  Trans-     4.  Securities Acquired (A)    5.  Amount of     6.  Ownership      7.    Nature of
    Security       action           action         or Disposed of (D)             Securities        Form:                Indirect
    (Instr.3)      Date             Code           (Instr.3, 4 and 5)             Beneficially      Direct (D)           Beneficial
                   (Month/          (Instr.8)                                     Owned at          or                   Ownership
                   Date/Year)                                                    End of            Indirect
                                                                                  Month             (I)
                                                                                 (Inst. 3 and 4)    (Instr. 4)            (Instr. 4)
                                  Code        V   Amount    (A) or (D) Price
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Class A Common
Stock (Note 1)       2/18/98       A          V    75,000    A         $2.9375   2,759,910              D
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                                                                                 2,920,545              1                 Note 2
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                                                                                                                              (over)
                                                                                                                     SEC 1474 (7-96)


FORM 4 (continued)
                            TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2.  Conver-     3. Trans-    4.  Transaction      5.  Number of Deriv-      6.    Date Exercisable and
   Derivative        sion or        action        Code                 ative Securities            Expiration Date
   Security          Exercise       Date                               Acquired (A) or             (Month/Day/Year)
   (Instr.3)         Price of                     (Instr. 8)           Disposed of (D)
                     Deri-          (Month
                     vative          /Day                                  (Instr. 3, 4,
                     Security        Year)                                  and 5)
                                                 Code    V                 (A)   (D)           Date Exer-            Expiration
                                                                                               cisable                 Date

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
1. Title of       7. Title and Amount of     8. Price of    9. Number of        10.  Ownership                11. Nature of
   Derivative        Underlying Securities      Derivative     Derivative            Form of Deriva-             Indirect Bene-
   Security                                     Security       Securities            tive Security:              ficial Owner-
   (Instr.3)         (Instr.3 and 4)                           Beneficially          Direct (D) or               ship (Instr.
                                                (Instr. 5)     Owned at End          Indirect (I)                4)
                                                                of Month              (Instr. 4)
                                                                (Instr. 4)
                     Title      Amount or
                                Number of
                                Shares

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


Explanation of Responses: THE FILING OF THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS, FOR PURPOSES OF SECTION 16 OR OTHERWISE, THE BENEFICIAL OWNER OF ALL OF THE SECURITIES DESCRIBED IN NOTE 2 TO TABLE I OF THIS REPORT.

Note 1. The issuer's Board of Directors approved the purchase of these securities by the reporting person as an exempt transaction under Rule 16b-3.

Note 2. This number includes 400,000 shares owned by SH Securities Co., LLC, a limited liability company controlled by Mr. Bramson ("SHSC"); 1,450,000 shares owned by Sherborne Investments Corporation ("SIC"), of which Mr. Bramson is the controlling stockholder; 376,979 shares owned by Sherborne & Company Incorporated ("SCI"), of which Mr. Bramson is the controlling stockholder, 574,192 shares owned by Sherborne Holdings Incorporated ("SHI"), a subsidiary of Newhill Partners, L.P. (of which SCI is the general partner); and 119,374 shares owned by NH Bond Corp. ("NHBC"), a subsidiary of SHI. Mr. Bramson may be deemed to be the beneficial owner of the shares owned by SHSC, SIC, SCI, SHI and NHBC.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).

             /s/ Edward J. Bramson                              3/5/98

             **Signature of Reporting Person                      Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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